November 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alyssa Wall
Jennifer López Molina
James Giugliano
Adam Phippen

Re:	PishPosh, Inc.
Registration Statement on Form S-1
Filed October 21, 2022
File No. 333-267982

Dear Ms. Wall:

On behalf of our client, PishPosh, Inc. (“PishPosh” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 9, 2022 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 submitted on October 21, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft No. 4”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Draft No. 4.

Use of Proceeds, page 24

1.	We note your amended disclosure in response to comment 4. Please revise your Use of Proceeds disclosure to indicate the approximate amount of net proceeds intended to be spent for the repayment of the short-term promissory notes. Refer to Item 504 of Regulation S-K.

The Company respectfully submits to the Staff that it has revised its disclosures on pages 8 and 24 of Draft No. 4 to remove the reference that proceeds from the offering will be used to repay short-term notes, given that the maturity date of such notes has been extended through December 31, 2023.

Securities and Exchange Commission

November 22, 2022

Dilution, page 26

2.	Reference is made to the last paragraph on page 26. Please show us how you computed the impact each $1.00 increase (decrease) in the assumed offering price and 500,000 share increase (decrease) had on adjusted net tangible book value per share after the offering and dilution to new investors purchasing Common Stock in the offering.

The Company respectfully submits to the Staff that it has revised its disclosure on page 26 of Draft No. 4 regarding its calculation of the impact each $1.00 increase (decrease) in the assumed offering price and 500,000 share increase (decrease) has on adjusted net tangible book value per share after the offering and dilution to new investors purchasing Common Stock in the offering based on the calculation reflected in the worksheet attached hereto as Exhibit A.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting our Performance

Known Trends and Uncertainties Inflation, page 29

3.	We note your amended disclosure in response to comment 3. Please expand your discussion of interest rates in your Risk Factors to specifically identify the impact of rate increases on your operations and how your business has been affected.

The Company respectfully submits to the Staff that it has revised its disclosure on page 29 and added an additional risk factor on page 14 of Draft No. 4 to specifically address increases in interest rates and the impact of such rate increases on our operations and how our business has been affected.

Alternate Pages

Selling Stockholders, page 9

4.	With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Question 140.02 of Regulation S-K Compliance & Disclosure Interpretations. This comment also applies to the Security Ownership Table on page 53 of your public offering prospectus. Refer to Item 403 and Item 507 of Regulation S-K.

The Company respectfully submits to the Staff that it has revised its disclosure on pages 53 and Alt-9 of Draft No. 4 to disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by each selling stockholder that is a legal entity and to otherwise comply with Item 403 and Item 507 of Regulation S-K.

Securities and Exchange Commission

November 22, 2022

General

5.	We note your disclosure regarding the Pre-IPO Offering, including the sale of shares to Meister Seelig & Fein LLP. Please provide the disclosure required under Item 509 and Item 404(d) of Regulation S-K.

The Company respectfully submits to the Staff that it has revised its disclosure on page Alt-10 regarding how Meister Seelig & Fein LLP acquired its interest in the Company as compensation for a portion of outstanding legal fees and expenses, in accordance with Item 509 of Regulation S-K. Furthermore, the Company respectfully submits that it does not qualify as a “related person” as such term is defined in the instructions to Item 404(a) of Regulation S-K.

6.	We note your disclosure that listing is a condition to your offering. Please revise the cover page to also state that if your application is not approved by the Nasdaq Capital Market, your offering will not be completed.

The Company respectfully submits to the Staff that it has revised the cover page to clarify that if our application is not approved by the Nasdaq Capital Market, our offering will not be completed.

If you have questions with respect to Draft No. 4 or the responses set forth above, please direct the questions to me at (212) 655-3518 or ll@msf-law.com or, alternatively, Denis A. Dufresne at (212) 855-2548 or dad@msf-law.com.

Sincerely,

Louis Lombardo

cc:	Jesse Sutton, Chief Executive Officer and Director
Charlie Birnbaum, Chief Operating Officer and Director
Denis A. Dufresne, Meister Seelig & Fein LLP
Ross David Carmel, Carmel, Milazzo & Feil LLP

Securities and Exchange Commission

November 22, 2022

EXHIBIT A

Adjusted Pro Forma NTBV Per Share Analysis

		Increase in $1.00 per share of IPO	Increase 500k shares	Decrease 500k shares
change in net proceeds from $1.00 change		$1,529,609	$2,300,000	$(2,300,000)
Adjusted Pro Forma NTBV	$5,722,227	$7,251,835	$8,022,227	$3,422,227
Adjusted Pro Forma Shares Outstanding	6,601,963	6,601,963	7,101,963	6,101,963
Per Share	$0.87	$1.10	$1.13	$0.56

Increase in Pro Forma NTBV
Actual Per Share - 9/30	$(0.41)	$(0.41)	$(0.41)	$(0.41)
As Adjusted Per Share	$0.87	$1.10	$1.13	$0.56
Per Share	$1.28	$1.51	$1.54	$0.97

Dilution in pro forma net tangible book value per share to new investors
IPO Share Price	$5.00	$5.00	$5.00	$5.00
Increase in Pro Forma NTBV	$0.87	$1.10	$1.13	$0.56
Dilution in pro forma net tangible book value per share to new investors	$4.13	$3.90	$3.87	$4.44